

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

June 15, 2009

By U.S. Mail and Facsimile to: (207) 288-3328

Gerald Shencavitz
Executive Vice President & Chief Financial Officer
Bar Harbor Bankshares
82 Main Street
Bar Harbor, ME 04609-0400

> **Re: Bar Harbor Bankshares**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-13349**

Dear Mr. Shencavitz:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kathryn McHale
Staff Attorney